August 1, 2025

VIA EDGAR

Mr. Eddie Kim

Ms. Cara Wirth

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Uxin Limited
Amendment No. 5 to Registration Statement on Form F-3
Filed on July 28, 2025 (File No. 333-268111)

Dear Mr. Kim and Ms. Wirth,

Pursuant to Rule 461 of Regulation C (“Rule 461”) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effectiveness of the above-referenced Amendment No. 5 to Registration Statement on Form F-3 (the “F-3 Registration Statement”) be accelerated by the Securities and Exchange Commission to, and that the Form F-3 Registration Statement become effective at, 4:00 p.m. Eastern time on August 5, 2025, or as soon as practicable thereafter.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

[Signature page follows]

Very truly yours,

Uxin Limited

By:	/s/ Kun Dai
Name:	Kun Dai
Title:	Chairman and Chief Executive Officer

cc:	Feng Lin, Chief Financial Officer, Uxin Limited
Shu Du, Partner, Skadden, Arps, Slate, Meagher & Flom LLP